FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

450, 5th Street

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Daiichi Sankyo Company, Limited

(Translation of registrant’s name into English)

5-1, Nihonbashi 3-chome

Chuo-ku, Tokyo 103-8426

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAIICHI SANKYO COMPANY, LIMITED

DATE: May 25, 2006	By:	/s/ Takashi Shoda
	Name:	Takashi Shoda
	Title:	President and Representative Director

EXHIBIT INDEX

Exhibit Number		Description of Exhibit
99.1	—	Financial Results for Fiscal 2005 (Year Ended March 31, 2006) for Daiichi Sankyo Company, Limited

99.2	—	Financial Results for Fiscal 2005 (Year Ended March 31, 2006) for Sankyo Company, Limited

99.3	—	Financial Results for Fiscal 2005 (Year Ended March 31, 2006) for Daiichi Pharmaceutical Co., Ltd.